FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 21, 2007 announcing that Registrant has been chosen by one of Nigeria’s leading Internet Service Providers, Hyperia Ltd., to provide a SkyEdge broadband satellite hub, and initially, several hundred VSAT terminals

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rael Kolevsohn —————————————— Rael Kolevsohn General Counsel

Dated February 21, 2007

Gilat provides SkyEdge broadband satellite network to Hyperia, a leading ISP in Nigeria

Petah Tikva, Israel, February 21, 2007– Gilat Satellite Networks Ltd. (Nasdaq: GILT), today announced that it has been chosen by one of Nigeria’s leading Internet Service Providers, Hyperia Ltd., to provide a SkyEdge broadband satellite hub, and initially, several hundred VSAT terminals. The VSAT network will enable Hyperia to expand its services in West Africa and to provide multiple services such as broadband IP, telephony, mesh voice, mesh IP and video conferencing.

Gilat’s SkyEdge redundant hub, supporting multiple transponders on both C-band and Ku-band, will be deployed at Hyperia’s network operations center in London.

Hyperia Managing Director Sandeep Jayaswal said, “The continent’s progressive business communities, including large corporations and banking institutions, are demanding a wide range of services for corporate applications. We selected SkyEdge because of its excellent solution for multiple services and network topologies as well as its ability to support high quality voice all on a single platform. Gilat’s responsive customer service is another factor that sets it apart from others, and we believe that this is what makes it a good business partner.”

“In Africa, VSAT networks have always been viewed as a reliable, cost-effective solution with which service providers can enter the market, provide superior service, and increase their presence incrementally,” said Janna Koretskaya, Gilat’s vice president, Africa. “We look forward to continuing our commercial partnership with Hyperia as it expands by serving some of the continent’s most important businesses and institutions”, she added.

Gilat’s SkyEdge is a satellite communications platform that delivers high quality voice, broadband data and video services over a powerful unified system. The platform represents Gilat’s deep knowledge base and field-proven product offering, acquired through nearly two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Hyperia Ltd

Hyperia is one of Nigeria’s leading ISPs offering a wide range of Internet services to public organizations, multi-national companies, consumers and other ISPs. Founded in 1997, Hyperia was Nigeria’s first Internet backbone set up to provide low-cost, easy access to the Internet. For more information, visit Hyperia at www.hyperia.com.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services, including turnkey solutions and outsourcing, to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 650,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and services offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Director of Corporate Marketing
Tel. + 972-3-925-2406; kimk@gilat.com